Exhibit (b)(1)

Sent Via Facsimile

August 14, 2003

Ms. Jessica Tencza

Vice President, Government Contractor and Technology Group

Bank of America

8300 Greensboro Drive

Suite 550

McLean, VA 22102-3604

Dear Ms. Tencza,

OAOT Technology Solutions, Inc. (the “Company”) hereby agrees to the terms and conditions contained in the Agreement dated August 1, 2003 between the Company and Bank of America, N.A. attached hereto (the “Agreement”); provided that the Bank of America agrees that the Facility Fee described in Section 11 shall not be due and payable by the Company unless and until the Special Committee of the Board of Directors agrees to commence a going private transaction and the Company actually commences such a transaction (the “Potential Transaction”). If the Potential Transaction has not commenced by December 15, 2003 then the Agreement shall be null and void and neither party shall have any obligations to the other party under the Agreement. If you agree to this modification, please execute in the space below and return a copy to me at the address listed below. Thank you for your assistance.

OAO Technology Solutions, Inc.

By: J. Jeffrey Fox

Chief Financial Officer

AGREED AND ACCEPTED

By: Jessica L. Tencza

Title: Vice President

7500 Greenway Center Drive, 18th Floor • Greenbelt, MD 20770-3522 USA • Tel 301/486-0400 • Fax 301/486-0415 • www.oaot.com

Bank of America, N.A.

August 1, 2003

The Revolving Credit Facility

1. Borrower. OAO Technology Solutions, Inc., a Delaware corporation (the “Borrower”).

2. Purpose. The purpose of the Revolving Credit Facility shall be to repay the current term loan obligations of the Borrower to the Lender and for working capital purposes of the Borrower.

3. Maturity. The Revolving Credit Facility shall mature on September 30, 2006 or upon the occurrence of a default under the documentation for the Credit Facilities, whichever first occurs.

4. Revolving Credit Facility (the “Credit Facility”). Forty million dollars ($40,000,000) composed of the following sub-facilities:

$30,000,000 Revolving Working Capital Line of Credit (the “Revolver”)

$2,000,000 Standby Letter of Credit Facility (the “LC Facility”)

$8,000,000 Derivative and Foreign Exchange Hedging Facility (the “Hedging Facility”)

5. Repayment. Borrower shall repay the Revolver on a monthly, interest only basis, with all principal and any remaining outstanding interest, fees and expenses due and payable at maturity.

6. Advance Rates. The Bank will make loans to the Borrower under the Revolver at any time and from time to time until the maturity date in such amounts as may be requested by the Borrower up to an aggregate amount outstanding at any time equal to the lesser of (a) $30,000,000, or (b) the total of (i) 90% of Eligible Government Accounts Receivable; (ii) 85% of Eligible Commercial Accounts Receivable; (iii) 50% of Unbilled Accounts Receivables not to exceed $3,500,000 plus (iv) $10,000,000.00 (the “Overadvance”). The Overadvance will be eliminated from this definition within 2 years from closing. The foregoing defined terms will be specified by the Bank in the documentation for the Credit Facility consistent with their current definitions.

August 1, 2003

7. Pricing. Until maturity, (except for any period during which a default exists) the unpaid principal amount of the Revolving Loan shall bear interest at the rate calculated by adding the Applicable Margin to the LIBOR Rate (as such term is defined in the currently existing loan documentation between the parties) as set forth in the following table. Similarly, fees associated with the unused portion of the Borrower’s availability under the Revolving Loan as well as those in connection with its establishment of Standby Letters of Credit (SLCs) thereunder shall be as set forth in the following table.

Ratio of Total Funded Debt To EBITDA Tier		in basis points (bps) Applicable Margin	(bps) Unused Fee	(bps) SLC Fees
I	>5.00	350	50	350
II	4.50-5.00	325	37.5	325
III	4.00-4.50	300	37.5	300
IV	3.50-4.00	275	37.5	275
V	2.50-3.50	250	25	250
VI	<2.50	200	25	200

As the Borrower’s financial covenants step down over the life of the Revolving Loan, Tiers I and II above will either drop off the grid completely, or be adjusted such that the top range never exceeds the maximum covenant level.

Regardless of the above pricing grid, at any time in which the Borrower is utilizing the Overadvance, the following pricing will apply to the entire Revolver.

	Applicable Margin	Unused Fee
Overadvance Usage of up to and including $6,000,000	350	50

Overadvance Usage exceeding $6,000,000	400	50

8. Guaranty. The Revolving Loan shall be unconditionally and irrevocably guaranteed by all existing and future direct and indirect domestic and foreign subsidiaries and joint ventures of the Borrower.

9. Foreign Exchange/Derivative Exposure. As a subfeature under the Credit Facility, the Borrower will have approval for up to $8,000,000 in aggregate foreign exchange exposure and Derivative exposure. The Loan Documents will offer the option to the Borrower to obtain a SWAP Agreement in connection with the outstanding borrowings under the Revolver.

August 1, 2003

10. Financial Covenants. The Borrower shall be obligated to abide by the following financial covenants through the life of the Credit Facility. These covenants have been designed with the assumption that the initial funding under the Revolver will occur in the fourth fiscal quarter of 2003. Until that time, the existing covenants under the existing loan documentation will remain in effect.

Total Funded Debt to EBITDA: Total Funded Debt to EBITDA of no more than 5.50 to 1.00 stepping down to 4.75 to 1.00 at 12/31/04, and 4.25 to 1.00 at 12/31/05 and thereafter. Total Funded Debt will be defined as the sum of (i) senior funded debt (ii) subordinated funded debt (iii) capital leases and (iv) any other interest bearing debt. EBITDA will be calculated on a rolling four quarter basis and will be defined as the sum of (i) net income (ii) interest expense (iii) taxes and (iv) depreciation and amortization.

Senior Funded Debt to EBITDA : Senior Funded Debt to EBITDA of no more than 3.75 to 1.00, stepping down to 3.25 to 1.00 at 12/31/04, and 3.00 at 12/31/05. Senior Funded Debt will be defined as the sum of (i) senior funded debt (ii) capital leases and (iii) any other interest bearing debt not expressly subordinated to Bank of America in a form and substance acceptable to the Bank. All subordinated debt and providers thereof must be pre-approved by Bank of America.

Net Worth: Net Worth minimum to be determined based on projected actual net worth, and then step-ups for each quarter thereafter equal to 75% of the quarterly NI and 100% of all equity issuances. Net Worth will be defined as Assets minus Liabilities plus Subordinated Debt as defined per GAAP.

Fixed Charge Coverage Ratio: Fixed Charge Coverage Ratio of not less than 1.00 to 1.00 stepping up to 1.10 to 1.00 on 12/31/05.

Minimum EBITDA: The minimum EBITDA covenant will be deleted with this transaction.

11. Facility Fee. On the date of closing of the Revolving Loan, the Borrower shall pay to the Lender a Facility Fee of One Hundred Fifty Thousand Dollars ($150,000.00), which shall be deemed earned upon its receipt by the Lender.

August 1, 2003

12. Collateral. Repayment of the Credit Facilities shall be secured by a first priority perfected security interest in all other present and future assets and properties of the Borrower and its subsidiaries (including, without limitation, accounts receivable, inventory, personal property, machinery, equipment, contracts, trademarks, copyrights, patents, license rights and general intangibles) (collectively, the “Collateral”).

13. Financial Reporting. All financial reporting by the Borrower to the Lender shall be in conformity with general accepted accounting principles unless otherwise noted and accepted by the Lender, and shall be provided to the Lender in accordance with the regime currently in place.

14. Conditions. The Credit Facilities are subject to the continued satisfactory condition, financial and otherwise of the Borrower, the Collateral and the Guarantors. Furthermore, the Lender may immediately terminate this commitment upon discovering any material misrepresentation, inaccuracy or omissions made on the part of the Borrower or the Guarantors.

15. Loan Documents. The Credit Facilities shall be evidenced by definitive loan documents, in form and substance satisfactory to the Lender and its counsel in their sole and absolute discretion (collectively, the “Loan Documents”). This commitment letter is intended to communicate to the Borrower and the Guarantors the general terms and conditions pursuant to which the Lender will consider requests for advances under the Credit Facility. The Borrower and the Guarantors expressly acknowledge that the terms and conditions of the commitment shall survive the execution of the Loan Documents and that the Loan Documents shall supersede this letter in the event of any conflict. Acceptance of this letter by the Borrower and the Guarantor shall constitute their unconditional agreement with the Lender to pay all costs and expenses associated with establishing, closing and maintaining the Credit Facilities including, but not limited to the Lender’s credit underwriting administrative fees, lien searches, collateral, recording and filing fees, document preparation and review fees, and attorneys’ fees.

16. Material Adverse Change. The terms and conditions presented herein shall be considered null and void at the Lender’s option in the event the Borrower’s actual performance during the third fiscal quarter of 2003 does not reflect at least 90% of the projected EBITDA calculations provided by the Borrower to the Lender, or is in any other way materially different than presented in such projections, in Lender’s sole discretion.

17. Approval of Subordinated Debt. All subordinated debt and providers thereof must be approved by Lender prior to funding any of such debt.

August 1, 2003

18. Acceptance. This letter must be accepted on or before August 15, 2003 and the transactions contemplated herein closed on or before December 31, 2003, otherwise this term sheet will be null and void at the Lender’s option without notice. This letter is not assignable and may not be relied upon by any third party for any purpose whatsoever.

It is our pleasure to provide you with the Credit Facilities. We look forward to continuing our mutually beneficial relationship. Please review this letter and if acceptable, please indicate your acceptance by fully executing the enclosed copy of this letter. Thank you.

Very truly yours,

Bank of America, N.A.

By:	/s/ Jessica L. Tencza

Jessica L. Tencza Vice President

SEEN, AGREED AND ACCEPTED:

OAO TECHNOLOGY SOLUTIONS, INC., for itself and its Guarantor Subsidiaries

By:

Name: Title: